                                                                    EXHIBIT 99.1

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY


                          CONSOLIDATED FINANCIAL REPORT


                                DECEMBER 31, 2001

                         INDEX TO FINANCIAL STATEMENTS


                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY


                                    Contents


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                 F-2
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Consolidated balance sheets as of December 31, 2001
      and 2000                                                         F-3 - F-4

   Consolidated statements of income for the years
      ended December 31, 2001 and 2000                                       F-5

   Consolidated statements of changes in stockholders'
      equity for the years ended December 31, 2001 and 2000                  F-6

   Consolidated statements of cash flows for the years
      ended December 31, 2001 and 2000                                       F-7

   Notes to consolidated financial statements                         F-8 - F-16

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ McGLADREY & PULLEN, LLP
                                                ---------------------------
                                                McGLADREY & PULLEN, LLP


Minneapolis, Minnesota
March 4, 2002, except for Note 3, as to which the date is March 12, 2002

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS (NOTE 3)                                                                           2001                2000
---------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                          $        784,540      $      296,783
   Accounts receivable, net of allowance for doubtful accounts
      of $51,000 and allowance for returns                                                     987,603           1,355,235
   Inventory                                                                                 1,426,403             938,089
   Advance royalties                                                                           349,179             244,400
   Prepaid catalog expenses and other current assets                                            49,328             181,316
   Deferred income taxes (Note 5)                                                              122,000              69,000
                                                                                   ----------------------------------------
          TOTAL CURRENT ASSETS                                                               3,719,053           3,084,823
                                                                                   ----------------------------------------

Equipment, at cost, less accumulated depreciation of $310,000
   in 2001 and $192,000 in 2000 (Note 6)                                                       450,327             350,259
                                                                                   ----------------------------------------


Other Assets
   Deferred prepublication costs (Note 2)                                                    2,402,852           1,213,677
   Advance royalties                                                                           251,095             418,502
   Goodwill, net                                                                                     -               8,369
   Deferred income taxes (Note 5)                                                               33,000              81,000
   Equipment deposits and other                                                                 49,228             126,071
                                                                                   ----------------------------------------
          TOTAL OTHER ASSETS                                                                 2,736,175           1,847,619
                                                                                   ----------------------------------------
          TOTAL ASSETS                                                                $      6,905,555      $    5,282,701
                                                                                   ========================================


See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                                      2001                2000
---------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Current maturities of long-term debt                                                  $      35,295       $      31,573
   Accounts payable                                                                          1,630,105           1,352,265
   Accrued expenses                                                                            433,180             275,592
   Income taxes payable                                                                        114,965             119,657
                                                                                   ----------------------------------------
          TOTAL CURRENT LIABILITIES                                                          2,213,545           1,779,087
                                                                                   ----------------------------------------

Long Term Debt, less current maturities (Notes 3 and 6)                                      1,523,801           1,056,659
                                                                                   ----------------------------------------

Commitments (Notes 6 and 7)

Stockholders' Equity (Notes 7 and 8)
   Common stock, $0.02 par value; authorized 8,500,000 shares;
      issued and outstanding 3,216,933 shares in 2001
      and 3,188,850 shares in 2000                                                              64,338              63,777
   Additional paid-in capital                                                                2,780,190           2,757,397
   Retained earnings (deficit)                                                                 474,331            (231,069)
                                                                                   ----------------------------------------
                                                                                             3,318,859           2,590,105

   Less: Notes receivable from issuance of stock                                              (150,650)           (143,150)
                                                                                   ----------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                         3,168,209           2,446,955
                                                                                   ----------------------------------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $   6,905,555       $   5,282,701
                                                                                   ========================================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                          2001                2000
---------------------------------------------------------------------------------------------------------------------------
Revenues (Note 4)                                                                  $   15,755,193         $13,805,658
Cost of revenues                                                                        9,058,511           8,745,645
                                                                                   ----------------------------------------
          GROSS PROFIT                                                                  6,696,682           5,060,013

Selling, general, and administrative expenses                                           5,454,168           4,100,186
                                                                                   ----------------------------------------
          INCOME FROM OPERATIONS                                                        1,242,514             959,827

Nonoperating income (expense):
   Interest income                                                                            380               6,765
   Interest expense                                                                       (92,494)            (68,594)
                                                                                   ----------------------------------------
          INCOME BEFORE INCOME TAXES                                                    1,150,400             897,998

Federal and state income taxes (Note 5)                                                   445,000             279,000
                                                                                   ----------------------------------------
          NET INCOME                                                               $      705,400         $   618,998
                                                                                   ========================================

Net income per common share:
   Basic                                                                           $         0.22         $      0.20
   Diluted                                                                                   0.22                0.19
                                                                                   ========================================

Weighted-average number of common shares outstanding:
   Basic                                                                                3,211,516           3,167,713
   Diluted                                                                              3,258,813           3,209,474
                                                                                   ========================================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                           Additional       Retained
                                                             Common         Paid-In         Earnings         Notes
                                                              Stock         Capital        (Deficit)      Receivable      Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                   $  58,704    $ 1,994,071    $  (850,067)   $  (135,650)   $ 1,067,058
   Conversion of accrued dividends on Redeemable
      Convertible Stock into common stock (Note 7)               5,073        755,826             --             --        760,899
   Interest on notes receivable from issuance of
      1998 Convertible Stock                                        --          7,500             --         (7,500)            --
   Net income                                                       --             --        618,998             --        618,998
                                                             ---------------------------------------------------------------------
Balance, December 31, 2000                                      63,777      2,757,397       (231,069)      (143,150)     2,446,955
   Interest on notes receivable from issuance of
      1998 Convertible Stock                                        --          7,500             --         (7,500)            --
   Issuance of common stock from exercise of stock options         709         48,440             --             --         49,149
   Repurchase of common stock                                     (148)       (33,147)            --             --        (33,295)
   Net income                                                       --             --        705,400             --        705,400
                                                             ---------------------------------------------------------------------
Balance, December 31, 2001                                   $  64,338    $ 2,780,190    $   474,331    $  (150,650)   $ 3,168,209
                                                             =====================================================================


See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                                             2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income                                                                                            $   705,400    $   618,998
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                                                           117,656         70,927
      Amortization of prepublishing costs and intangible assets                                              730,526        439,620
      Deferred income taxes                                                                                   (5,000)       (42,000)
      Changes in assets and liabilities:
         Accounts receivable                                                                                 367,632         69,176
         Inventory                                                                                          (488,314)      (371,732)
         Prepaid catalog and other current assets                                                            131,988       (125,193)
         Advance royalties                                                                                    62,628       (555,962)
         Equipment deposits and other assets                                                                  76,843        (23,981)
         Accounts payable and accrued expenses                                                               424,330        637,921
         Income taxes payable                                                                                 (4,692)        25,141
                                                                                                        ---------------------------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                                                      2,118,997        742,915
                                                                                                        ---------------------------

Cash Flows From Investing Activities
   Expenditures for prepublishing costs                                                                      500,000       (778,616)
   Purchases of equipment                                                                                   (217,724)       (94,955)
                                                                                                        ---------------------------
            NET CASH USED IN INVESTING ACTIVITIES                                                         (2,125,056)      (873,571)
                                                                                                        ---------------------------

Cash Flows From Financing Activities
   Net borrowings under line of credit                                                                       500,000        450,000
   Principal payments on long-term debt                                                                      (29,136)      (116,462)
   Proceeds from issuance of common stock                                                                     49,149             --
   Repurchase of common stock                                                                                (22,197)            --
   Payment of accrued dividends on Redeemable Convertible Stock                                                   --        (49,951)
                                                                                                        ---------------------------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                                                        497,816        283,587
                                                                                                        ---------------------------

            NET INCREASE IN CASH AND CASH EQUIVALENTS                                                        487,757        152,931

Cash and Cash Equivalents
   Beginning of year                                                                                         296,783        143,852
                                                                                                        ---------------------------
   End of year                                                                                           $   784,540    $   296,783
                                                                                                        ===========================

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest                                                                                           $    92,283    $    68,594
      Income taxes                                                                                           302,500        294,000
                                                                                                        ===========================

Supplemental Schedule of Noncash Investing and Financing Activities
   Accrued liability resulting from stock repurchase                                                     $    11,098    $        --
   Conversion of accrued dividends on Redeemable Convertible Stock into 253,633 shares of common stock            --        760,899
   Equipment acquired under capital leases                                                                        --        190,716
                                                                                                        ===========================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, The Peoples Publishing Group, Inc. (PPG), publishes and markets its own supplementary educational textbooks and materials for K through 12 schools, materials that are predominantly state-specific and standards-based, focused on state-required tests, and predominantly soft-cover. PPG also distributes college textbooks and supplements to the high school advanced placement market. Marketing channels include direct and commission sales representatives, telemarketing, direct mail, and catalogs. PPG and PEH are together referred to herein as the Company.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary, PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORY: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the consolidated balance sheet is reflected net of reserves for write-downs or non-salability of $158,000 and $25,000 in 2001 and 2000, respectively.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred, and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: The Company generates operating revenue and is building up an acceptable revenue base and related cash flows with its long-lived assets. Management has and will continue, on a periodic basis, to closely evaluate its equipment, deferred prepublication costs, advance royalties, and other intangible assets to determine potential impairment. This is accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby increasing the income per common share. During 2001 and 2000, options as reflected in Note 8 were included in the computation of weighted-average diluted shares outstanding in the quarters in which they were "in the money" and their effect was dilutive.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.       NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value, and for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE: The Company recognizes revenue upon shipment and estimates returns if the right of return exists. The allowances for returns as of December 31, 2001 and 2000, were $422,191 and $413,026, respectively. These allowances are recorded as a reduction of accounts receivable. The Company recognizes shipping and handling revenues as part of revenue, and shipping and handling expenses as part of cost of revenues on the statements of income.

The Company provides credit to its customers determined on a customer-by-customer basis. In addition, the Company provides allowances for uncollectible accounts receivable based on management's periodic assessment of the need for such allowances.

MAJOR SUPPLIERS: For 2001 and 2000, approximately 52 and 60 percent of total product line revenues, respectively, and 99 percent of advanced placement revenues in each year (see Note 4) were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreements with these two publishers. The loss of either of these distribution agreements would have a material adverse effect on the Company's revenues and net income.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.       NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, and photo and text permissions. Beginning in the third quarter of 2001, the Company also began including advance royalties with these costs. Prepublication costs are amortized over three years (the estimated minimum lives of the related publications) using the straight-line method from the date of initial publication.

ADVANCE ROYALTIES: Advance royalties, which are recorded as an asset when paid, incurred, or otherwise acquired, are expensed when earned by the authors. Amounts classified as current assets on the consolidated balance sheets are those amounts expected to be earned within the next 12 months.

PREPAID CATALOGS AND MARKETING EXPENSE: The cost of catalogs which have not been delivered to customers is carried as a prepaid expense until the actual date of mailings. Catalog expense is recognized in the consolidated statements of income in the period in which the catalogs are mailed or distributed. Marketing expense, excluding catalog expense, was $338,603 and $167,456 for 2001 and 2000, respectively.

SOFTWARE DEVELOPMENT COSTS: The Company capitalizes internal and external costs incurred to develop or enhance its internal use software during the application development stage if it is probable that such development or modifications will result in additional functionality. The Company capitalized $13,198 and $62,935 of such costs during the years ended December 31, 2001 and 2000, respectively, and is amortizing these costs over an expected useful life of five years on a straight-line basis.

GOODWILL: Goodwill amortization was $8,369 in 2001 and $21,341 in 2000.

USE OF ESTIMATES: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS: In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, were issued. These pronouncements provide that all business combinations initiated after June 30, 2001, be accounted for using the purchase method and that goodwill be reviewed for impairment rather than amortized, beginning on January 1, 2002. The Company does not believe that the adoption of these pronouncements will have a material effect on its consolidated financial statements. Any business combination transactions in the future would be accounted for under this new guidance.

In September 2001, the FASB issued SFAS No. 143, Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement will be effective for the Company's fiscal year ending December 2003. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement will be effective for the Company's fiscal year ending December 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

NOTE 2.  DEFERRED PREPUBLICATION COSTS

The activity in deferred prepublication costs and the balances as of December 31, 2001 and 2000, are as follows:

                                                                                    2001               2000
-------------------------------------------------------------------------------------------------------------------
Prepublishing costs, net, beginning of year                                         $ 1,213,677        $   853,340
Prepublication cost additions                                                         1,911,332            778,616
Amortization expense                                                                   (722,157)          (418,279)
                                                                             --------------------------------------
Prepublishing costs, net, end of year                                               $ 2,402,852        $ 1,213,677
                                                                             ======================================

NOTE 3.  LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT: In August 2001, the Company entered into a new line-of-credit agreement with a bank which allows for total borrowings of up to $5,500,000, subject to renewal on August 20, 2003. The agreement specifies that $4,000,000 of the total borrowings are under a two-year revolving credit agreement, with $1,000,000 of these borrowings available for acquisitions, and that $500,000 of the total borrowings are under a one-year revolving credit line and are available to support deferred prepublication costs. Borrowings under the two-year revolving credit agreement are limited to between 80 and 90 percent of eligible accounts receivable and 30 percent of inventory, during specified time frames. The agreement bears interest at the prime rate (4.75 percent at December 31, 2001) or LIBOR plus 2.0 percent or, during certain time periods, at the prime rate plus 0.5 percent or LIBOR plus 2.5 percent. Borrowings under the one-year revolving credit line bear interest at the prime rate plus 0.5 percent. Total borrowings are secured by all Company assets.

In connection with the line-of-credit agreement, the Company has agreed to certain restrictive covenants, including, among other items, a minimum working capital level and net worth, interest rate coverage and leverage ratios, maximum capital expenditures, and restrictions on payment of dividends. The Company was in violation of certain of these covenants at December 31, 2001, which were waived by the bank on March 12, 2002. There was $1,400,000 and $900,000 outstanding under the revolving credit agreements at December 31, 2001 and 2000, respectively, which is reflected as long-term debt.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.  LINES OF CREDIT AND LONG-TERM DEBT (CONTINUED)

LONG-TERM DEBT: Long-term debt at December 31, 2001 and 2000, consisted of the following:

                                                   2001               2000
----------------------------------------------------------------------------------
Notes payable under line of credit (see above)     $ 1,400,000        $   900,000
Obligations under capital leases (Note 6)              159,096            188,232
                                                ----------------------------------
                                                     1,559,096          1,088,232

Less current maturities                                 35,295             31,573
                                                ----------------------------------
                                                   $ 1,523,801        $ 1,056,659
                                                ==================================


The line-of-credit note payable is due or subject to renewal in 2003, and the maturities of capital lease obligations are reflected in Note 6.

NOTE 4.  REVENUES BY PRODUCT LINE

The Company operates as one business segment, with three major product lines. The Company's revenues by major product line for the years ended December 31, 2001 and 2000, are as follows:

Product Line Revenues                           2001                 2000
----------------------------------------------------------------------------------
Instruction                                      $ 2,462,736          $ 1,903,490
Test preparation                                   4,465,065            3,249,322
Advanced placement                                 7,608,960            7,758,687
                                        ------------------------------------------
Total product line revenues                       14,536,761           12,911,499

Shipping and handling revenue                      1,218,432              894,159
                                        ------------------------------------------
Total revenues                                  $ 15,755,193         $ 13,805,658
                                        ==========================================

NOTE 5.  INCOME TAXES

Federal and state income tax expense for the years ended December 31, 2001 and 2000, consisted of the following:


                                                      2001                 2000
----------------------------------------------------------------------------------
Current                                            $ 450,000            $ 321,000
Deferred                                              (5,000)             (42,000)
                                        ------------------------------------------
Total                                              $ 445,000            $ 279,000
                                        ==========================================


PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5.       INCOME TAXES (CONTINUED)

For the years ended December 31, 2001 and 2000, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

                                                     2001                 2000
----------------------------------------------------------------------------------
Computed federal income tax at
   statutory rate                                  $ 391,000            $ 305,000
State income taxes, net of federal benefit            41,000               55,000
Reduction in deferred tax asset
   valuation allowance                                     -              (81,000)
Net operating losses utilized                              -              (15,000)
Other, including nondeductible expenses,
   net                                                13,000               15,000
                                        ------------------------------------------
                                                   $ 445,000            $ 279,000
                                        ==========================================

Net deferred tax assets and liabilities are comprised of the following at December 31, 2001 and 2000:

                                                    2001                 2000
----------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts                  $ 19,000             $ 20,000
   Allowance for sales returns                       158,000              165,000
   Inventory                                          69,000               36,000
   Net operating loss                                 75,000               81,000
                                        ------------------------------------------
                                                     321,000              302,000
                                        ------------------------------------------

Deferred tax liabilities:
   Fixed assets                                      (42,000)             (23,000)
   Allowance for purchase returns                   (124,000)            (129,000)
                                        ------------------------------------------
                                                    (166,000)            (152,000)
                                        ------------------------------------------
Net deferred tax assets                            $ 155,000            $ 150,000
                                        ==========================================


The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:

                                                        December 31
                                        ------------------------------------------
                                                2001                 2000
----------------------------------------------------------------------------------
Current assets                                     $ 122,000            $  69,000
Noncurrent assets                                     33,000               81,000
                                        ------------------------------------------
Net deferred tax assets                            $ 155,000            $ 150,000
                                        ==========================================


As of December 31, 2001, the Company had approximately $221,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards has been subject to certain limitations under provisions of the Internal Revenue Code, including limitations subject to Section 382, which relate to a 50 percent change in control over a three- year period. Such a change did take place in 1998, and the NOL carryforwards were adjusted accordingly. The Company's ability to utilize the aforementioned NOL carryforwards is limited to approximately $17,600 per year.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6.   LEASE COMMITMENTS

OPERATING LEASES: The Company is leasing its premises under an operating lease that expires in October 2004. The Company also leases certain office equipment under operating leases.

Approximate future minimum rental obligations under operating leases are as follows:

Years ending December 31:
   2002                                                                 $ 186,700
   2003                                                                   187,700
   2004                                                                   164,200
   2005                                                                     8,300
                                                             ---------------------
                                                                        $ 546,900
                                                             =====================


Rent expense under the aforementioned operating leases was $160,691 and $133,730 in 2001 and 2000, respectively.

CAPITAL LEASES: The Company also has capital lease obligations on certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations approximate 12 percent.

A summary of equipment under capital leases as of December 31, 2001, is as follows:

                                                    2001                 2000
----------------------------------------------------------------------------------
Office equipment                                   $ 190,716            $ 190,716
Less accumulated depreciation                         41,494                3,351
                                        ------------------------------------------
                                                   $ 149,222            $ 187,365
                                        ==========================================

Approximate minimum annual lease payments under capital leases are as follows:

Years ending December 31:
   2002                                                                 $  52,600
   2003                                                                    49,100
   2004                                                                    47,700
   2005                                                                    47,700
   2006                                                                     4,000
                                                                      -----------
                                                                          201,100

Less amount representing interest                                          42,004
                                                                      ------------
Present value of minimum lease payments (included in
   long-term debt--Note 3)                                              $ 159,096
                                                                      ============

NOTE 7.  COMMON AND CONVERTIBLE STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 10,000,000 shares of capital stock, of which 8,500,000 are designated as common shares and 1,500,000 are designated as preferred shares.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7.  COMMON AND CONVERTIBLE STOCK (CONTINUED)

MANDATORY REDEEMABLE STOCK: In January 2000, certain officers and directors converted $810,850 of accrued and unpaid dividends on their previously outstanding 1990 and 1993 Redeemable Convertible Stock into 253,633 shares of common stock at a conversion price of $3.00 per share, and were paid cash of $49,951.

NOTE 8.  STOCK OPTIONS

The Company adopted the 1998 Stock Option Plan (the Plan), effective August 1998. The Plan permits the granting of incentive stock options and nonqualified options. A total of 650,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

Grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the options been determined using the fair value method required by SFAS No. 123, the Company's net income applicable to common stockholders and basic and diluted net income per common share on a pro forma basis for 2001 and 2000 would have been as follows:

                                                                  Years Ended December 31
                                                               -----------------------------
                                                                  2001               2000
--------------------------------------------------------------------------------------------
Net income applicable to common stockholders:
   As reported                                                 $ 705,400           $ 618,998
   Pro forma                                                     574,954             562,048
Basic net income per common share:
   As reported                                                      0.22                0.20
   Pro forma                                                        0.18                0.18
Diluted net income per common share:
   As reported                                                      0.22                0.19
   Pro forma                                                        0.18                0.18

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rate of 6 percent, expected lives of five to 10 years, and no expected volatility.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8.  STOCK OPTIONS (CONTINUED)

A summary of stock option activity is as follows:

                                           Weighted-
                                            Average                              Weighted-
                                             Grant                                Average
                                           Fair Value           Shares         Exercise Price
------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999              $ 0.92            291,100           $ 2.14
   Granted                                      1.58             14,500             3.50
                                                             -----------
Outstanding at December 31, 2000                0.95            305,600             2.20
   Granted                                      1.38            225,000             3.06
   Exercised                                    0.53            (32,625)            1.20
   Forfeited                                    0.30            (16,313)            1.20
                                                             -----------
Outstanding at December 31, 2001                1.20            481,662             2.70
                                                             ===========

There were 242,314 and 173,732 options exercisable at December 31, 2001 and 2000, respectively, at weighted-average exercise prices of $2.36 and $1.75 per share, respectively. The weighted-average remaining contractual life of all outstanding options was 7.73 years at December 31, 2001.

In a prior year, two officer/stockholders exercised options to purchase shares of Company stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, are due on July 31, 2003, and are collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity.

NOTE 9.  RELATED-PARTY TRANSACTIONS

The Company utilizes a printing company which is affiliated with a former director of the Company. Total services purchased from this printing company totaled $1,060,000 in 2001 and $791,000 in 2000. The director resigned in early 2001.